Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-295716

May 19, 2026

Rubico Inc. (the “issuer”) has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting: Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This free writing prospectus supplements and updates the preliminary prospectus to reflect the fact that on May 19, 2026, the issuer sold 1,744,902 shares of its common stock, par value $0.01 per share (the “Common Shares”), pursuant to its previously-announced common share purchase agreement (the “Equity Line Purchase Agreement”) with B. Riley Principal Capital II, LLC, for gross proceeds of $3,986,314.79. Upon issuance of such Common Shares, which pursuant to the terms of the Equity Line Purchase Agreement is expected to occur on or before May 20, 2026, the number of Common Shares issued and outstanding will increase from 768,096 Common Shares to 2,512,998 Common Shares.